qaZING, Inc. is currently in the **Test the Waters Phase** for **Title III** investments.

qaZING, Inc.

qaZING, Inc. is a new startup in the On-Demand Economy. We provide a one-stop app solution for a locally-based marketplace of service providers to consumers.

🌐 qaZING.com (http://qaZING.com)

📍 Peterborough, NH

🏷️ Software & Services

qaZING, Inc.

$22,400.00

Funding goal

● **Title III Offering**

362 days

Left to invest

$22,400.00

Still to raise

qaZING (pronounced "kah-zing") is a startup in the On Demand Economy, seeking to provide a one-stop app solution for a locally based marketplace that connects people who need help ("Customers") with people who want to earn some extra money ("Providers"). The App is for people who might need help with all kinds of different services (technical support, yard work, errands, tutoring, etc.), and also people who might like to earn some extra money by monetizing skills they have while being in control of their work schedules. The On Demand Economy presents global opportunities - many people all over the world need help getting certain things done, and many people all over the world have an interest in earning extra money.

🌐 qaZING.com (http://qaZING.com)

Help

📍 Peterborough, NH

25%	50%	75%	100%

COMPANY (/STARTUP/QAZING)   TEAM (/STARTUP/QAZING/TEAM)

FINANCES & RISKS (/STARTUP/QAZING/FINANCING-AND-RISKS)

UPDATES (/STARTUP/QAZING/UPDATES)   COMMENTS (/STARTUP/QAZING/COMMENTS)

FOLLOW ()

qaZING Start Engine 🕐 ↗



Our **MISSION**

With the smartphone, humans are connected in a way that was not possible just a few years ago. qaZING is about harnessing the potential of the smartphone and helping people get things done.

Why we *EXIST*?

qaZING (pronounced "kah-zing") is about empowering people. It is about putting a new tool in the hands of everyone - a 'button' for people who need something done, and a 'wallet' for people who want to earn some extra money at their convenience.

Our *GOAL*

To empower people. To change the way people get things done, and the way people earn extra money - all over the world.

While we are starting in the United States, we believe the demand for our business model is global, and we aim to revolutionize the way the world gets things done, providing an efficient, on-demand, and local solution to service providers and consumers in countries all over the planet.

What is *qaZING*?

qaZING is a startup in the On Demand Economy. We provide a one-stop app solution for a locally based marketplace of that connects service providers with consumers and businesses. Unlike vertical players in the On Demand Economy that focus on a

single marketplace (i.e. taxi service, or dog walkers), qaZING believes the most efficient model puts help of all kinds at the push of a single button. We believe this model is more efficient for Customers seeking help, more efficient for Providers interested in earning extra money, and more efficient for the platform providing this service (for example just add up all the marketing dollars it would take to build a brand for an App for dog-walkers, then add marketing dollars to build a brand for an App for technical support, then add marketing dollars for an App for cleaners, errand runners, tutors, deliveries, elder care, etc. and you will understand the inefficiencies).


$20/hr
$25/hr
TO DO LIST

REGISTER as a Customer. It's fast, easy and FREE to set up a qaZING account.

DOWNLOAD our App. We have providers with many skills and talents ready to help!

PRESS the qaZING button when you find yourself with a project, large or small!

SEE who is available to help, what they charge and how they've been rated by previous clients.

ENJOY the feeling of getting tasks done! What will you do with all the extra time?

We believe a single platform, with a single brand to build, that can scale globally is much more efficient!

The qaZING categories include, but are not limited to:

Tech Support



For every person that needs help connecting their Roku device on their TV, you know there's a tech-savvy person nearby that could help and would be thrilled to earn some extra cash. And consumers are not the only people that need technical support - small, medium, and large sized businesses need it too!

Private Tutoring

For every parent looking for some extra math help for their child, you know there's a retired teacher, or high school Senior, that would feel honored to help a youngster out. And for the businessman heading to Japan for a meeting, you know there's someone within a reasonable drive who happens to speak Japanese, that could be monetizing their talent in a way they never thought possible before.



Cleaning



For every person that needs some help cleaning (maybe after a party, for example), you know there's someone nearby that would enjoy helping out, and welcome an opportunity to pocket some quick cash.

Elder Care

For every elderly person who would like to enjoy the peace and comfort of their own home, you know there are people nearby that would feel energized by connecting and helping out an elder, and cheered up by the prospect of earning a few more greenbacks.



Entertaining



For every person who has organized a Saturday night dinner party, and conquered all of the basic preparations (food shopping, cleaning, cooking), that realizes how fun it would be to add a special touch of having a musician come that evening to strum on a guitar and provide some background entertainment, you know there is a local musician that would jump at the opportunity to get paid a few dollars to perform and practice what they love!

Errands

For every person stuck in a meeting that doesn't have time to get to the dry cleaners before they close, you know there are numerous people with some extra time, and a vehicle, that could cheerfully pick it up and deliver it, especially knowing their earnings can help pay for the new brake job they had to do the week before.



Lawn & Garden



For every person stuck in a meeting that doesn't have time to get to the dry cleaners before they close, you know there are numerous people with some extra time, and a vehicle, that could cheerfully pick it up and deliver it, especially knowing their earnings can help pay for the new brake job they had to do the week before.

Small Engine Mechanic

For every person, exhausted and frustrated from trying to get their rototiller to start, there's a retired person, or high school voc-tech senior, or weekend warrior that loves spark plugs, pistons, and carburetors, and would cherish the opportunity to be a hero, do what they are passionate about, and turn their tree of knowledge into a tree that grows green-backs.



Organizing



For every person that dreads having to organize things, there is someone nearby that LOVES organizing things and gets energized by the idea of efficiency, and prior to qaZING probably never realized they could be earning money doing something so enjoyable.

Pet Grooming

For every dog owner looking for a hair trimming, you know there's another dog lover not too far away that has the equipment and knowledge to come and spruce up Fido and their bank account at the same time.



And these are just examples!

What makes qaZING™ different?

qaZING has a business model meant to facilitate hyper-local connections in a highly technological world. Our model connects customers with local providers in real-time, notifying certain skilled providers whenever a customer "qaZINGs" something in their skill area. Through mutual ratings, reviews, and optional background checks, accountability and trust our number-one core values.

Integrating with these APIs for even more features!



Why qa**ZING**?

With the smartphone, humans are connected in a way that was not possible just a few years ago. qaZING is about harnessing the potential of the smartphone and helping people get things done.

Our **MARKET**

Just how big is this market? Because qaZING's model offers the service of receiving help in several market sectors at the

convenience of one button, we believe there is an enormous market.

In the US alone, we believe that this market exceeds $200 Billion - nearly 800% larger than the taxi market. For the source of this data please see our offering memorandum.



Note: Please refer to our offering memorandum for the source of this data.

Investment OPPORTUNITY

As many Venture Capitalist will tell you, early stage investing is the most risky. If you ask them why they invest in early stage opportunities, they will likely tell you they do it for the financial upside potential of early stage deals.

Here's a unique opportunity to play "VC" and own part of an early stage, exciting company!

Why INVEST?

Lets unite and empower as many people as possible!

Together we can revolutionize how the world gets things done.

The time is now - the technology stars have alligned, and thanks to the Smartphone, our business model, that which was never possible before, is now possible!

In our pockets we now have powerful computers with:

Technology		Benefit
Internet Connection	⟷	"I need some help!"
Push Notifications		Providers get Notified
GEO Location	⟷	Locations are Known
Database Control		Mutual Ratings
Database/Knowledge	⟷	Safety of Background Checks
Payment Processing		Cashless, Safe, and Convenient

Board of ADVISORS



P.J. O'Rourke is a world-acclaimed writer and humorist. After attending Miami University and Johns Hopkins, P.J. worked as the editor-in-chief of National Lampoon. As an author of more than 15 books, P.J. has covered a diverse range of subjects. He is also a panelist on NPR's Wait Wait...Don't Tell Me! - Tune in on a Saturday!

Charles Foster "Charlie" Bass served as a member of the United States House of Representatives for fourteen years. He has also worked as a business consultant in the renewable resource sector, a board member of New England Wood Pellet as well as Laidlaw Biopower, LLC.



The qaZING team

Our company is run by young, technologically savvy entrepreneurs with a strong bench of advisors. Check out our "team" tab for more information!

The company's initial funding is from PeoplesVC, which lends hundreds of years of collective

experience in marketing, technology, growth management, and/or finance.

Thank you for considering this investment - we hope you will join our company and help us change the way the world gets things done!

About

Blog (http://blog.startengine.com/)

About Us (/about)

How It Works (/how)

FAQs (https://startengine.zendesk.com/hc/en-us)

Connect

Facebook (https://www.facebook.com/pages/StartEngine/728579673872142)

Twitter (https://twitter.com/StartEngineLA)

Join

Edit My Listing (/campaign)

Investors (/account)

Legal

Terms of Use (/terms)

Privacy Policy (/privacy)

pursuant to Regulation A that provides an exemption from the registration requirements of the Securities Act of 1933, as amended. The company materials are not required to comply with specific disclosure requirements that apply to registration under the Securities Act. Neither the US Securities and Exchange Commission nor any state regulator or other regulatory body has passed upon the merits of or given its approval to the securities, the terms of the offerings, or the accuracy or completeness of "testing the waters"any offering materials. Neither StartEngine nor any of its directors, officers, employees, representatives, affiliates or agents shall have any liability whatsoever arising from any error or incompleteness of fact or opinion in, or lack of care in the preparation or publication of, the materials and communication herein or the valuation of any securities offering. StartEngine does not give investment advice, provide analysis or recommendations regarding any offering posted on the Site. Prior results are not indicative of future performance; actual results may vary materially. The Site may contain "forward looking statements" which are not guaranteed. All investors should make their own determination of whether or not to make any investment, based on their own independent evaluation and analysis. You are strongly advised to consult your legal, tax and financial advisors before investing. The securities offered on this Site can only be marketed in jurisdictions where public solicitation of offerings are permitted; it is solely your responsibility to comply with the laws and regulations of your country of residence.

qaZING, Inc. is currently in the **Test the Waters Phase** for **Title III** investments.

qaZING, Inc.

qaZING, Inc. is a new startup in the On-Demand Economy. We provide a one-stop app solution for a locally-based marketplace of service providers to consumers.

qaZING.com (http://qaZING.com)

Peterborough, NH

Software & Services

qaZING, Inc.

Title III Offering

qaZING (pronounced "kah-zing") is a startup in the On Demand Economy, seeking to provide a one-stop app solution for a locally based marketplace that connects people who need help ("Customers") with people who want to earn some extra money ("Providers"). The App is for people who might need help with all kinds of different services (technical support, yard work, errands, tutoring, etc.), and also people who might like to earn some extra money by monetizing skills they have while being in control of their work schedules. The On Demand Economy presents global opportunities - many people all over the world need help getting certain things done, and many people all over the world have an interest in earning extra money.

qaZING.com (http://qaZING.com)

Peterborough, NH

$22,400.00

Funding goal

362 days

Left to invest

$22,400.00

Still to raise

25% | 50% | 75% | 100%

COMPANY (/STARTUP/QAZING) TEAM (/STARTUP/QAZING/TEAM) **FINANCES & RISKS (/STARTUP/QAZING/FINANCING-AND-RISKS)** UPDATES (/STARTUP/QAZING/UPDATES) COMMENTS (/STARTUP/QAZING/COMMENTS)

FOLLOW ()

Offering Terms



qaZING

qaZING, Inc.

A Delaware Corporation

Up to 3,571,000 Shares of

Common Stock

$0.28 per share Minimum Offering Amount: 80,000 shares

Help

SUMMARY OF THE OFFERING AND SHARES: THE FOLLOWING SUMMARY IS QUALIFIED IN ITS ENTIRETY BY MORE DETAILED INFORMATION THAT MAY APPEAR ELSEWHERE IN THIS OFFERING MEMORANDUM. EACH PROSPECTIVE INVESTOR IS URGED TO READ THIS OFFERING MEMORANDUM AND ITS EXHIBIT IN THEIR ENTIRETY.

qaZING, Inc. (the "Company") was formed on September 10, 2015, as a Delaware corporation. The Company has had very limited operations to date. The Company is entering the business of providing a software platform to support an on demand marketplace for service providers and clients. For more information, see "The Company" elsewhere in this Offering Memorandum.

THE OFFERING

The Company is offering (the "Offering") to investors ("Investors") up to three million five hundred seventy one thousand (3,571,000) shares of Common Stock ("Shares") at a price of twenty eight cents ($0.28) per Share, payable in cash. The minimum purchase is fifteen hundred (1,500) Shares for a minimum investment amount of four hundred twenty dollars($420.00), subject to the Company's right to accept a lesser amount. The maximum purchase is seven hundred thousand (700,000) Shares for a maximum investment amount of $196,000, subject to the Company's right to accept a greater amount. The gross proceeds of the Offering will be a minimum of twenty two thousand four hundred dollars ($22,400) and a maximum of nine hundred ninety nine thousand eight hundred and eighty dollars ($999,880). While Company currently intends for its management to sell the Shares, it may, in its sole discretion, retain selling agents and brokers to sell the Shares. In such event, the Company may be responsible for any commissions or fees of such parties, and related fees and expenses. Proceeds from subscriptions for Shares will be held by Fund America Securities, LLC, as escrow agent, until such time as a minimum amount of eighty thousand (80,000) Shares, for gross proceeds of $22,400 are sold. In the event the Company does not sell the minimum amount of eighty thousand (80,000) Shares for gross proceeds of $22,400 (which may include Shares sold to management of the Company in this Offering) prior to 12:00am EST on May 13, 2017, all amounts will be returned to investors without deduction, interest or setoff. The Company will use each increment of financing it receives, starting with the minimum amount of $22,400 to extend the time and scale of its operations.

SUMMARY TERMS

The Offering:

Issuer: qaZING, Inc., a Delaware corporation (the "Company").

Securities: Common Stock (the "Shares").

Minimum Offering Amount: 80,000 Shares for gross proceeds of $22,400.

(which may include Shares sold to management of the Company in this Offering) for gross proceeds of $22,400, prior to 12:00am EST on [12 MONTHS FROM COMMENCEMENT OF OFFERING].

Maximum Offering Amount: 3,571,000 Shares for gross proceeds of $999,880.

Offering Period: The Offering will expire on May 13, 2017 unless earlier terminated.

Price per Share: Twenty eight cents ($0.28) per Share

Eligible Investors: The Offering of Shares is open to citizens of the United States,as well as foreigners.

Escrow: Proceeds of the sale of the Shares will be held by FundAmerica Securities, LLC, as escrow agent, until such time as the Company has accepted subscriptions for the minimum offering amount of Shares. In the event the Company has not received proceeds from the sale of Shares for the minimum offering amount prior to expiration of the Offering Period, all proceeds from the sale of the Shares will be returned to investors by the Escrow Agent without deduction, interest or setoff.

The Shares

Authorized Shares: Sixty million (60,000,000) Shares, from which amount shall be issued those Shares sold in this Offering.

Redemption RIGHTS: The Company shall have the right to repurchase Shares at $.56 per share within 34 months of the final closing of this Offering.

General Voting Rights: Each Share will have the right to a number of votes equal to the number of shares of Common Stock.

Transfer Restrictions: The Shares will be restricted securities and generally will not be transferrable unless subsequently registered under the Securities Act or an exemption from such registration is available. Subject to compliance with law, limited exceptions will be made for (i) a transfer not involving a change in beneficial ownership, (ii) transactions involving the distribution without consideration of Shares to (x) a parent, subsidiary or other affiliate of the holder that is a corporation or (y) any of its partners, members or other equity owners, or retired partners, retired members or other equity owners, or to the estate of any of its partners,

members or other equity owners or retired partners, retired members or other equity owners, or (iii) transfers in compliance with Rule 144 under the Securities Act, as long as the Company is furnished with reasonably satisfactory evidence of compliance with such Rule. The Company may refuse any transfer, including a permitted transfer, if the Company reasonably determines that, as a result of such transfer, the Company would become subject to additional reporting requirements under the Securities Act or the Securities Exchange Act of 1934, as amended.

IPO Standoff: Holders of Shares will agree not to effect any transactions with respect to any of the Company's securities within 180 days following the Company's underwritten initial public offering, provided that all officers, directors and 1% stockholders of the Company are similarly bound.

Book Entry Shares: All Shares will be uncertificated and recorded in book entry format on the books and records of the Company, except as otherwise required by law. The Company will act as its own registrar and transfer agent in connection with this Offering. The Company reserves the right to appoint a third party to act as registrar and/or transfer agent.

Dispute Resolution: The Subscription Agreement will be governed by New York law. Any dispute, controversy, or claim arising out of such agreements shall be settled by binding arbitration pursuant to the Commercial Rules then in effect of the American Arbitration Association. The arbitration proceeding shall be held in New Hampshire, or any other location mutually agreed upon by the parties. Each party shall bear its own costs and expenses of such arbitration.

CLOSING: Until the minimum amount of 80,000 Shares for gross proceeds of $22,400 have been sold (which may include Shares sold to management of the Company in this Offering), all proceeds from the sale of Shares will be held by FundAmerica Securities, LLC, as escrow agent (the "Escrow Agent"). After the minimum amount of 80,000 Shares for gross proceeds of $22,400 is sold, all amounts held by the Escrow Agent will be delivered to the Company and all subsequent proceeds from the sale of Shares will be delivered directly to the Company without escrow. Please see "Item 9, How to Invest", below, for documentation and payment instructions. In the event the Company does not sell the minimum amount of 80,000 Shares for gross proceeds of $22,400 prior to 12:00am EST on May 13, 2017, all amounts will be returned to investors by the Escrow Agent without deduction, interest or setoff.

Closing and Termination of Offering:

The Shares will be offered and closed only when a properly completed and signed Subscription Agreement is submitted by the Investor or his/her representative and are received and accepted by the Company. The Subscription Agreement as submitted by the Investor or his/her representative shall be binding once the Company countersigns the Subscription Agreement. The Shares will be maintained in book entry format, and notice of issuance of the Shares will be delivered to accepted Investors shortly after the first closing, and thereafter promptly after acceptance of a subscription by the Company. Investors subscribing for the Shares may not withdraw or revoke their subscriptions at any time prior to acceptance by the Company, except as provided by applicable law. The Company reserves the right to reject any subscription for Shares for any reason in its sole discretion. The Company may close in whole or in part this Offering under any of the following conditions:

* Upon reaching the minimum offering subscription amount of 80,000 Shares for gross proceeds of $22,400 (which may include Shares sold to management of the Company in this Offering); or

* Upon reaching the maximum offering subscription amount of 3,571,000 Shares for gross proceeds of $999,880; or

* After the initial closing, the Company may continue to accept subscriptions in subsequent closings until the maximum offering subscription amount has been reached or the Offering is otherwise terminated.

This Offering shall terminate at 12:00am New York City time on May 13, 2017, or such earlier date that the Company may elect in its sole discretion (the "Offering Period"). In the event the Company does not sell the minimum amount (which may include Shares sold to management of the Company in this Offering) of 80,000 Shares for gross proceeds of $22,400 prior to expiration of the Offering Period, all amounts will be returned to investors by the Escrow Agent without deduction, interest or setoff.

USE OF PROCEEDS

The net proceeds of the Offering will be used to develop the Company's beta system, test market its beta system in an initial small and limited market, hire additional employees and contractors, test market its systems in a mid sized market, obtain office space, market the Company's services in a metropolitan area. See "Sources and Uses" located elsewhere in this Offering Memorandum for additional information.

Annual Report

View qaZING, Inc.'s Annual Report (http://n/a)

	Most recent fiscal year-end:		Prior fiscal year-end:	
Total Assets	$26,753.00	USD	$0.00	USD
Cash & Cash Equivalents	$2,170.00	USD	$0.00	USD
Accounts Receivable	$0.00	USD	$0.00	USD
Short-term Debt	$10,041.00	USD	$0.00	USD
Long-term Debt	$0.00	USD	$0.00	USD
Revenues / Sales	$0.00	USD	$0.00	USD
Costs of Goods Sold	$0.00	USD	$0.00	USD
Taxes Paid	$0.00	USD	$0.00	USD
Net Income	-$8,288.00	USD	$0.00	USD

Finances

Balance Sheet

Download
(https://startenginebetadev.s3.amazonaws.com/production/startups/qazing/documents/balance_sheet/qaZING_Balance_Sheet_12.31.15

Income Statements

Download
(https://startenginebetadev.s3.amazonaws.com/production/startups/qazing/documents/income_statements/qaZING_Statement_of_Inco

Statement of Cash Flow

Download
(https://startenginebetadev.s3.amazonaws.com/production/startups/qazing/documents/statement_of_cash_flow/qaZING_Statement_of_

Statement of Changes in Equity For Past 2 Years

Download
(https://startenginebetadev.s3.amazonaws.com/production/startups/qazing/documents/statement_of_equity_changes_past_2_years/qaZ

Anticipated Business Plan

Download
(https://startenginebetadev.s3.amazonaws.com/production/startups/qazing/documents/anticipated_business_plan/qaZING_Anticipated_

Any Related Party Transaction

Download
(https://startenginebetadev.s3.amazonaws.com/production/startups/qazing/documents/any_related_party_transaction/Related_Party_Tr

Description of Intended Use of Proceeds

Download
(https://startenginebetadev.s3.amazonaws.com/production/startups/qazing/documents/description_of_intended_use_of_proceeds/Desc

Ownership and Capital Structure

Download
(https://startenginebetadev.s3.amazonaws.com/production/startups/qazing/documents/ownership_and_capital_structure/Ownership_a

Material Terms of Any Indebtedness

Download
(https://startenginebetadev.s3.amazonaws.com/production/startups/qazing/documents/material_terms_of_any_indebtedness/Material_

Financial Condition

Download
(https://startenginebetadev.s3.amazonaws.com/production/startups/qazing/documents/financial_condition/FinancialCondition.pdf)

Background of Directors and Officers

Download
(https://startenginebetadev.s3.amazonaws.com/production/startups/qazing/documents/background_of_directors_and_officers/qaZING_

Independent Accountant's Review

Download
(https://startenginebetadev.s3.amazonaws.com/production/startups/qazing/documents/independent_accountants_review/qaZING_Sign

Any Events Triggering Disqualification

Download
(https://startenginebetadev.s3.amazonaws.com/production/startups/qazing/documents/any_events_triggering_disqualification/Events_T

Audited Financials

Download
(https://startenginebetadev.s3.amazonaws.com/production/startups/qazing/documents/file/qaZING_signed_audit_report_12.31.15.pdf)

Form C Offering Terms- Must Read

Download
(https://startenginebetadev.s3.amazonaws.com/production/startups/qazing/documents/file/Offering_Memorandum.pdf)

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Risk associated with **qaZING, Inc.**: *RISK FACTORS   THIS INVESTMENT INVOLVES A HIGH DEGREE OF RISK. AN INDIVIDUAL CONTEMPLATING INVESTMENT IN THIS OFFERING SHOULD GIVE CAREFUL CONSIDERATION TO THE ELEMENTS OF THE RISK SUMMARIZED BELOW, AS WELL AS THE OTHER RISK FACTORS IDENTIFIED ELSEWHERE IN THIS OFFERING MEMORANDUM.   RISKS RELATED TO THE COMPANY   The Company has a very limited history of operations.   qaZING, Inc. commenced operations September 10th, 2015. Accordingly, the Company has an extremely limited history upon which an evaluation of its prospects and future performance can be made. The Company's proposed operations are subject to all business risks associated with new enterprises. The likelihood of the Company's success must be considered in light of the problems, expenses, difficulties, complications, and delays frequently encountered in connection with the expansion of a business, operation in a competitive industry, and the continued development of advertising, promotions and a corresponding customer base. There is a possibility that the Company could sustain losses in the future. There can be no assurances that qaZING, Inc. will ever operate profitably.   The Company is and will continue to be controlled by its initial investor, PeoplesVC, Inc., and the interests of PeoplesVC, Inc. may differ from yours.   PeoplesVC, Inc. currently owns one hundred percent (25,000,000 shares) of the issued and outstanding Common Stock. Such ownership will enable PeoplesVC, Inc. to continue to control the Company's policies and affairs after this Offering. Even if the maximum of three million five hundred seventy one thousand (3,571,000) Shares are sold in this Offering and all shares of Common Stock reserved for issuance under the Company's 2015 qaZING Non qualified Stock Plan are issued, and management does not purchase any Shares in the Offering, PeoplesVC, Inc. will continue to hold voting power over a majority of the Common Shares. In addition, Mr. Akhil D. Garland, the Chief Executive Officer of PeoplesVC, Inc., and a Director of the Company, as of the date of this Offering Memorandum, has a controlling interest in PeoplesVC, Inc. Mr. Akhil D. Garland's voting power will permit him to continue to control the Board of Directors of the Company after the Offering, even if the other shareholders of the Company desire to remove him. You should be aware that the interests of PeoplesVC, Inc., and its controlling shareholder Mr. Akhil D. Garland, may differ from yours in material respects. For example, if we encounter financial difficulties or are unable to pay our debts as they mature, the interests of Mr. Akhil D. Garland might conflict with your interests as an equity holder. Mr. Akhil D. Garland may*

also have an interest in pursuing acquisitions, divestitures, financings or other transactions that, in his judgment, could enhance his equity investment, even though such transactions might involve risks to you as an equity holder, including the incurrence of additional indebtedness. The Company relies solely on Mr. Jason N. Garland to manage its affairs. Mr. Jason N. Garland is the Company's Chief Executive Officer. All decisions with respect to the management of the Company will be made exclusively by Mr. Jason N. Garland and any employees he may choose to hire. The holders of Shares will not have the right or power to take part in the management of the Company. Accordingly, no person should purchase Shares unless he or she is willing to entrust all aspects of the management of the Company to Mr. Jason N. Garland and any employees he may choose to hire. Mr. Jason N. Garland is not currently bound to the Company by any employment contract or other similar arrangement, nor has the Company purchased any life insurance over Mr. Jason N. Garland. The loss of Mr. Jason N.Garland could have a material adverse effect on the Company. Since we are not a public company, we are not subject to the information delivery and internal control requirements that are imposed upon public companies. The Company will not have any securities registered under the Securities Act. As a result, the Company will not file any periodic or other public reports with the Securities and Exchange Commission or deliver proxy statements or information statements in connection with stockholders' meetings. In addition, the Company is not subject to the provisions of the Sarbanes Oxley Act of 2002 or the liability provisions of the Exchange Act and officers of the Company are not required to publicly certify the accuracy and completeness of any financial statements or other information relating to the Company. As a result, your ability to obtain information regarding Parent and its subsidiaries in the future will be limited. Similarly, there have been many recent legislative enactments, such as the Sarbanes Oxley Act of 2002, which impose new internal control requirements upon public companies and have caused public companies to implement changes in their corporate governance practices. These new internal control requirements help to safeguard assets and prevent inefficient use of assets and wrongdoing. However, since these requirements are only imposed upon public companies and are very costly to implement, it is most likely that we will not implement many or any of these requirements. Therefore, our internal controls may not be as strong as those of many public companies. The Company may have a geographically dispersed workforce. The Company may utilize offshore resources such as offshore software developers, which, while providing significant cost savings as compared to hiring comparable U.S. resources, could present additional risks as it can be more difficult to manage costs and team members who are located in remote locations. As of the date of this Offering Memorandum, the Company's applications and website operation and development team includes contractors in Pakistan and India, its marketing team includes contractors in the United States, Philippines and Bangladesh, and its Server Administrators are located in India. The Company intends to continue to utilize offshore resources and contractors for its development, for the advantages of both cost reduction and scalability. The Company's outsourced model offers the advantages of cost and scale, but the disadvantages include the challenges of communication and a sense of physical community. A geographically dispersed workforce could yield poor results and ultimately contribute to the failure of the Company. RISKS RELATED TO THE COMPANY's BUSINESS The Company expects the providers that use its software marketplace to be Independent Contractors, but local, state, or federal authorities could require them to be classified as employees. The Company's proposed business plan provides for the Company to create a software marketplace to connect clients seeking services with providers seeking to earn money. Providers would not be employees subject to employment tax, benefits, workman's compensation insurance, and instead would be classified as independent contractors, acting on their own free will. Labor law and the determination of the classification of workers centers around the concept of control " who controls workers or providers that are offering services. Two main categories of control are considered to be "behavioral control" and "financial control." The Company's business plan is to create a model that minimizes behavioral and financial control of service providers such that they would be classified as independent contractors. There can be no assurance, however, that local, state, and/or federal agencies will agree that the Company's workers are indeed independent contractors, and should the Company's independent contractors be required to be classified as employees, additional costs could be incurred by the Company that cause its business model to fail. The Company may be exposed to significant liability by operating as a marketplace for services. While the Company intends to create a free marketplace in which clients seeking services can connect with, and pay service providers, it is possible that inappropriate and/or illegal behavior by its marketplace users, or accidents by its users, could cause personal damage or harm to its marketplace users. Incidents like these could cause claims against the Company and its management, and/or negative press, which could disrupt or destroy its ability to operate profitably, causing it to ultimately fail. The Company's business plan calls for expansion that may be more costly and time consuming than we anticipate. Any expansion of operations the Company may undertake will entail risks. Such actions may involve specific operational activities which may negatively impact the Company. Consequently, investors must assume the risk that (i) such expansion may ultimately involve expenditures of funds beyond the resources available to the Company at that time, (ii) management of such expanded operations may divert management's attention and resources away from its existing operations, (iii) such expansion may require more time to complete than management forecasts, and (iv) such expansion may require significant investment in regulatory compliance, all of which may have a material adverse effect on the Company's present and prospective business activities. The Company may not be able to develop a customer base and market acceptance. While the Company believes it can develop a customer base through the marketing and promotion of its website and corresponding mobile device application technology, the inability of the Company to develop such a customer base could have a material adverse effect on the Company. Although the Company believes that its product matrix and its interactive technologies will offer advantages over competitive companies and products, no assurance can be given that our products and website will attain a degree of market acceptance on a sustained basis or that it will generate revenues sufficient for sustained profitable operations. The Company faces substantial competition. Competition for the Company is expected to come in many forms, including existing errand

related companies such as TaskRabbit(™ (and ThumbTack(™) , home services companies such as AngiesList(™), virtual contractor sites such as UpWork(™), vertical service providers such as Uber(™), will present significant risks. There is the possibility that new competitors could seize upon qaZING, Inc.'s business model and produce competing products or services with similar focus. Any of these new competitors could be better capitalized than the Company or could execute their business model more effectively, which could give them a significant advantage. There is the possibility that the competitors could capture significant market share of qaZING, Inc.'s intended market. Mobile Device Application Software is complex and the Company has little experience in this activity. To date the Company has not produced any mobile device application software beyond its simple, beta versions.To the extent that the Company outsources production of such software to third parties, the Company may lose control over quality and consistency of production. These risks may have a material adverse effect on the Company and require changes to the business plan, revenue model and/or require us to obtain additional financing sooner than expected.   The Company may face unanticipated obstacles to the execution of its business plan, and its business plan may change significantly in the future. Management believes that the Company's chosen activities and strategies are achievable in light of current economic and legal conditions with the skills, background, and knowledge of the Company's principals and advisors. There can be no assurance, however, that the Company's proposed business plan is in fact achievable. Management reserves the right to make significant modifications to the Company's stated strategies depending on future events. In such a case, the Company's business plans may change significantly, and among other things we may enter new lines of business, eliminate existing or proposed lines of business and/or change our revenue model. The Company is dependent on its technology platform to operate its business.   The Company will be dependent upon the successful and continuous functioning of its website and related technology platforms in order to operate its business. If the platform fails to perform as it has been designed, or is subject to malware, viruses, bugs or other defects, the Company may suffer operational, financial and reputational harm. If the Company's security measures are inadequate, customer financial information may be compromised and the Company could be exposed to material lawsuits and other claims. In addition, if the technology platform fails to scale to handle a sufficiently large number of transactions, the Company may not be able to operate profitably. Any shortcomings in the technology platform could have material adverse effect on the Company.   The Company may not be able to adequately protect its intellectual property.   The Company does not currently have any registered intellectual property. In certain cases, the Company may rely on trade secrets to protect intellectual property, proprietary technology and processes that the Company has acquired, developed or may develop in the future. There can be no assurance that secrecy obligations will be honored or that others will not independently develop similar or superior products or technology. The protection of intellectual property and/or proprietary technology through claims of trade secret status has been the subject of increasing claims and litigation by various companies both in order to protect proprietary rights as well as for competitive reasons even where proprietary claims are unsubstantiated. The prosecution of proprietary claims or the defense of such claims is costly and uncertain given the uncertainty and rapid development of the principles of law pertaining to this area. The Company, in common with other firms, may also be subject to infringement or other claims by other parties with regard to the use of intellectual property, technology information and data, which may be deemed proprietary to others. The Company may be subject to risks inherent to general economic conditions in the US and worldwide. The financial success of the Company may be sensitive to adverse changes in general economic conditions in the United States and worldwide, such as recession, inflation, unemployment, and interest rates. Such changing conditions could reduce demand in the marketplace for the Company's services.   RISKS RELATED TO THE OFFERING AND THE SHARES   The offering price for the Shares was determined arbitrarily by the Company.   The offering price for the Shares being offered in the Offering was arbitrarily determined by the Company and bears no relationship to the assets, book value, earnings, or other established criteria of value. In determine the offering price, such factors as the limited financial resources of the Company, the nature of the Company's assets, estimates of the growth potential of the crowdfunding industry, the amount of equity and voting control desired to be retained by the Company's existing equity holders, the amount of dilution to investors, and the general conditions of the securities market, were considered.   The Shares are subject to transfer restrictions and are illiquid.   The Shares have not been registered under the Securities Act, as amended, or qualified or registered under the securities laws of any state and, therefore, neither the Shares may be resold unless such securities are subsequently so registered or qualified or an exemption from such registration is available. The Company does not intend to register the Shares or the Common Stock under the Securities Act , as amended, or under the laws of any state. Prospective Investors will be required to represent in writing that they are purchasing the Shares for their own account for long term investment and not with a view towards resale or distribution. The Company has no obligation to redeem or retire the Shares, or pay any dividends on the Shares, at any time. Accordingly, purchasers of Shares must be willing and able to bear the economic risk of their investment for an indefinite period of time. It is unlikely that Investors will be able to liquidate their investment in the event of an emergency. It is not expected that there will ever be a public market for the Shares because there will be only a limited number of Shares offered and they are subject to restrictions on transferability.   The Shares are being offered pursuant to a newly available exemption under the JOBS Act of 2012.   The Shares are being offered for sale in reliance upon a newly effective exemption under TItle III of the JOBS Act. This exemption permits an issuer to engage in general solicitation or general advertising of the offering and selling of securities pursuant to Rule Regulation CF. We believe that this Offering is one of the first offerings to take advantage of this exemption. If we have incorrectly interpreted any provision of Rule Regulation A or the applicable related securities laws, or if retroactive regulations are implemented that result in our violation of the exemption, we may be required to offer rescission rights for the Shares and our financial condition may be in jeopardy. If any purchasers were to obtain rescission, the Company would face significant financial demands, which could adversely affect the Company as a whole, as well as the investments of

*any non rescinding purchasers. We may incur substantial indebtedness that could have a material adverse effect on the Company. In addition to our $100,000 Line of Credit Agreement, we may incur additional debt in the future to fund all or part of our capital requirements. Any future debt obligations could: * make it more difficult for us to satisfy our other obligations; * require us to dedicate a substantial portion of any cash flow we may generate to payments on debt obligations, which would cause losses and reduce the availability of cash flow to fund working capital, capital expenditures and other corporate requirements; * placing us at a competitive disadvantage compared to our competitors with less indebtedness * impede us from obtaining additional financing in the future for working capital, capital expenditures, acquisitions and general corporate purposes; and * make us more vulnerable in the event of a downturn in our business prospects and limit the our flexibility to plan for, or react to, changes in our business or industry. If we were to fail in the future to make any required payment pursuant to the Line of Credit Agreement or under other agreements governing indebtedness we may undertake, we may be forced to go out of business and seek protection under bankruptcy laws, which could harm our future operations and overall financial condition and could lead to the loss of your entire investment in our Company. Investors in the Shares will have limited ability to affect how we conduct our operations. Investors in the Shares will have no right to direct how we conduct our operations. However, under specific circumstances relating to (i) amendments to our certificate of incorporation that alter any provision defining the rights, preferences, privileges or powers of the Shares in a manner adverse to the Shares (it being expressly agreed that authorization and issuance of a new class of security, whether senior or junior to the Shares, shall not be deemed to adversely alter the rights, preferences, privileges or powers of the Shares); (ii) increases in the authorized number of Shares; or (iii) certain repurchases or redemptions of capital, or payment of any dividend on any capital stock prior to the Shares, and under the limited circumstances required by Delaware law, the holders of the Shares will be entitled to vote as a class to approve such matters. This limited list of circumstances does not cover every action that could be taken by the Company that would be adverse to Investors in the Shares. Holders of a majority of the Shares may grant waivers, amend rights and/or approve matters that adversely affect your interest in the Shares. The rights of holders of the Shares are set forth in the Company's Investor Rights Agreement (Exhibit 3-A) and Certificate of Incorporation (Exhibit 2). The rights, preferences, privileges or powers pertaining to the holders of the Shares as set forth in these documents may generally be amended, waived or modified by holders of a majority of the outstanding Shares. Any such amendment, waiver or modification, and any consent as described above under ' Investors in the Shares will have limited ability to affect how we conduct our operations," will be approved by the holders of at least 50% of the outstanding Shares. This means that other holders of the Shares may approve a decision that you disagree with, and you will be bound by their decision. In the event that one or a group of individuals acquires control over 50% of the outstanding Shares, they will be able to grant these approvals without any prior meeting, notice or vote by you. Management of the Company may purchase Shares in the Offering, and their interests may be different from yours. Management of the Company reserves the right, but has no obligation to, purchase up to four hundred thousand (400,000) Shares of the Company in this Offering for investment purposes on the same terms as other Investors. To the extent management of the Company purchases any Shares, they will be entitled to participate in any series or class vote of the Shares, and their interests may be different from the interests of outside Investors. We have not paid dividends in the past and do not expect to pay dividends in the future. Although the Shares are entitled to receive dividends on the Common Stock , we have never paid cash dividends on our Common Stock and do not anticipate doing so in the foreseeable future. The payment of dividends on our Common Stock will depend on earnings, financial condition and other business and economic factors affecting us at such time as our board of directors may consider relevant. If we do not pay dividends, our Common Stock may be less valuable because a return on your investment will only occur if our stock price appreciates. Future issuance of preferred stock could adversely affect the holders of common stock and the Shares.   The Company may in the future issue one or more new series of preferred stock that have rights that are on parity with or senior to those of the Shares. Any such issuance would result in dilution to the holders of the Shares, including from both an economic and voting perspective. The interests of investors in new preferred shares may be different from yours, and there can be no assurance that the number of preferred shares issued in the future will not outnumber the Shares, such that the Shares represent a minority of the preferred shares. In such a case, your interest in the Company could be materially adversely affected. In addition, a new issuance of preferred stock could be used, under certain circumstances, as a method of discouraging, delaying or preventing a change in control of the company or, alternatively, granting the holders of preferred stock rights that would entrench management. In doing so, management would be able to severely limit the rights of stockholders to elect the board of directors, and could limit potential liquidity opportunities for your Shares. We cannot assure you that a change in control, public offering or other future liquidity event will occur or that, if such a transaction occurs, you will be allowed to participate therein and/or realize any return on your investment. There are no assurances that the Company will engage in the future in a change in control transaction, an initial public offering or other event that would allow Investors to realize a return on their investment. In addition, if and when any such liquidity event was to occur, we are providing no assurances as to what the terms and conditions of such liquidity event may be or whether you will be entitled to participate (if at all) in such a liquidity event on the same terms as senior management or any other stockholders of the Company. Investor funds may be tied up for a substantial period and subjected to risk in an escrow account.   Under the terms of the Offering, investors' funds may be held in escrow until the expiration of this Offering , and then returned without interest in the event there is no closing under the Offering or if your subscription is not accepted. It is possible that Investors' funds may be held in escrow for a considerable period of time, without interest or other compensation.   The Investor's funds will be held by FundAmerica Securities, LLC, as escrow agent, and will be invested or deposited by the escrow agent in accounts in the escrow agent's discretion. Investors' funds may still be subject to risk of loss in the event that any such investments or deposits do not retain their full value. The Company's capitalization is a risk.*

Prior to this Offering, the Company was funded by PeoplesVC, Inc., as well as a bridge round of Convertible Note(s) sold to Accredited Investors.Independent of the amounts raised in this Offering the Company does not have any other assets or operations available to apply to its operations and existing obligations. The Company does have the right to borrow up to $100,000 under its Line of Credit Agreement, although it expects to draw some or all of these amounts during the pendency of this Offering. If the Company raises the minimum amount of $22,400 in the Offering, we currently expect this amount to last for not more than two (2) months of operations; if we raise the maximum amount of $999,880, we currently expect it to last us for not more than a total of twelve (12) months of operations. The actual amount of time that such funds last may be less. Even if the Company raises the maximum amount in this Offering, it may need to raise additional capital in the future to fund its operations and proposed business, and there is no guarantee that it will be able to do so. Our Chief Executive Officer has broad discretion in the use of the proceeds from this Offering. The net proceeds from this Offering will be used for the purposes described under "Use of Proceeds" and "Sources and Uses." The Company has broad discretion to use the funds obtained from this Offering for general working capital purposes, which may include purposes not presently contemplated which the Company deems to be in the best interests of the Company and its investors. As a result of the foregoing, the success of the Company will be substantially dependent upon the discretion and judgment of management with respect to application and allocation of the net proceeds of this Offering. Investors for the Shares offered hereby will be entrusting their funds to the Company's management, upon whose judgment and discretion the investors must depend. The Company may need to raise additional capital in the future, which could dilute, subordinate or otherwise adversely affect your investment in the Shares. The Shares being offered hereby are being offered on an "all or none" basis only with respect to the first eighty thousand Shares of the Offering, with the remaining seventeen million Shares being undertaken on a strictly "best efforts" basis. If the Company raises the minimum amount of $22,400 in the Offering, we currently expect this amount to last for not more than two (2) months of operations; if we raise the maximum amount of $999,880, we currently expect it to last us for not more than a total of twelve (12) months of operations. The actual amount of time that such funds last may be less. Thereafter, we may need to raise additional capital. Any equity financing may be dilutive to equity holders, and debt financing, if available, would increase expenses and may involve restrictive covenants and/or the grant of security interests on our property. We may be required to raise additional capital at times and in amounts that are uncertain. Under these circumstances, if we are unable to acquire additional capital or are required to raise it on terms that are less satisfactory than desired, it may have a material adverse effect on our financial condition. To the extent we need to raise additional capital, we may do so in the near future, if conditions in the markets are favorable. Any additional capital could take the form of public or private equity or debt financing. Such financings may not be available to us on commercially reasonable terms, or at all. If additional capital is needed and either unavailable or cost prohibitive, we may need to change our business plan or reduce or curtail operations. You should consult your own tax and legal advisors concerning tax risks. We urge each prospective Investor to consult with its own representatives, including its own tax and legal advisors, with respect to the federal (as well as state and local) income tax consequences of this investment before purchasing any Shares. Prospective Investors should not construe the information set forth in this Offering Memorandum as providing any tax advice and this Offering Memorandum is not intended to be a complete or definitive summary of the tax consequences of an investment in the Shares. Prospective Investors are advised to consult with their own tax counsel concerning the tax aspects of the investment in the Shares.



About

Blog (http://blog.startengine.com/)

About Us (/about)

How It Works (/how)

FAQs (https://startengine.zendesk.com/hc/en-us)

Connect

Facebook (https://www.facebook.com/pages/StartEngine/728579673872142)

Twitter (https://twitter.com/StartEngineLA)

Join

Edit My Listing (/campaign)

Investors (/account)

Legal

Terms of Use (/terms)

Privacy Policy (/privacy)

“testing the waters” (1) no money or other consideration is being solicited, and if sent, will not be accepted; (2) no sales will be made or commitments to purchase accepted until the offering statement for a financing is qualified by the US Securities and Exchange Commission; and (3) a prospective purchaser’s indication of interest is non-binding.” The “testing-the-waters” information presented on this Site are for potential securities offerings pursuant to Regulation A that provides an exemption from the registration requirements of the Securities Act of 1933, as amended. The company materials are not required to comply with specific disclosure requirements that apply to registration under the Securities Act. Neither the US Securities and Exchange Commission nor any state regulator or other regulatory body has passed upon the merits of or given its approval to the securities, the terms of the offerings, or the accuracy or completeness of “testing the waters”any offering materials. Neither StartEngine nor any of its directors, officers, employees, representatives, affiliates or agents shall have any liability whatsoever arising from any error or incompleteness of fact or opinion in, or lack of care in the preparation or publication of, the materials and communication herein or the valuation of any securities offering. StartEngine does not give investment advice, provide analysis or recommendations regarding any offering posted on the Site. Prior results are not indicative of future performance; actual results may vary materially. The Site may contain “forward looking statements” which are not guaranteed. All investors should make their own determination of whether or not to make any investment, based on their own independent evaluation and analysis. You are strongly advised to consult your legal, tax and financial advisors before investing. The securities offered on this Site can only be marketed in jurisdictions where public solicitation of offerings are permitted; it is solely your responsibility to comply with the laws and regulations of your country of residence.

qaZING, Inc. is currently in the **Test the Waters Phase** for **Title III** investments.

qaZING, Inc.

qaZING, Inc. is a new startup in the On-Demand Economy. We provide a one-stop app solution for a locally-based marketplace of service providers to consumers.

qaZING.com (http://qaZING.com)

Peterborough, NH

Software & Services

qaZING, Inc.

- **Title III Offering**

$22,400.00

Funding goal

362 days

Left to invest

$22,400.00

Still to raise

qaZING (pronounced "kah-zing") is a startup in the On Demand Economy, seeking to provide a one-stop app solution for a locally based marketplace that connects people who need help ("Customers") with people who want to earn some extra money ("Providers"). The App is for people who might need help with all kinds of different services (technical support, yard work, errands, tutoring, etc.), and also people who might like to earn some extra money by monetizing skills they have while being in control of their work schedules. The On Demand Economy presents global opportunities - many people all over the world need help getting certain things done, and many people all over the world have an interest in earning extra money.

Help

qaZING.com (http://qaZING.com)

 Peterborough, NH

25%   50%   75%   100%

COMPANY (/STARTUP/QAZING)   **TEAM (/STARTUP/QAZING/TEAM)**

FINANCES & RISKS (/STARTUP/QAZING/FINANCING-AND-RISKS)

UPDATES (/STARTUP/QAZING/UPDATES) COMMENTS (/STARTUP/QAZING/COMMENTS)

FOLLOW ()



Jason Garland

CEO



Akhil Garland

DIRECTOR

20%+ Partner



Rory Hurley

**DIRECTOR OF SOFTWARE
DEVELOPMENT**

About

Blog
(http://blog.startengine.com/)

About Us (/about)

How It Works (/how)

FAQs
(https://startengine.zendesk.com/hc/en-
us)

Connect

Facebook
(https://www.facebook.com/pages/StartEngine/728579673872142)

Twitter
(https://twitter.com/StartEngineLA)

Join

Edit My Listing (/campaign)

Investors (/account)

Legal

Terms of Use (/terms)

Privacy Policy (/privacy)

solicited, and if sent, will not be accepted; (2) no sales will be made or commitments to purchase accepted until the offering statement for a financing is qualified by the US Securities and Exchange Commission; and (3) a prospective purchaser's indication of interest is non-binding." The "testing-the-waters" information presented on this Site are for potential securities offerings pursuant to Regulation A that provides an exemption from the registration requirements of the Securities Act of 1933, as amended. The company materials are not required to comply with specific disclosure requirements that apply to registration under the Securities Act. Neither the US Securities and Exchange Commission nor any state regulator or other regulatory body has passed upon the merits of or given its approval to the securities, the terms of the offerings, or the accuracy or completeness of "testing the waters"any offering materials. Neither StartEngine nor any of its directors, officers, employees, representatives, affiliates or agents shall have any liability whatsoever arising from any error or incompleteness of fact or opinion in, or lack of care in the preparation or publication of, the materials and communication herein or the valuation of any securities offering. StartEngine does not give investment advice, provide analysis or recommendations regarding any offering posted on the Site. Prior results are not indicative of future performance; actual results may vary materially. The Site may contain "forward looking statements" which are not guaranteed. All investors should make their own determination of whether or not to make any investment, based on their own independent evaluation and analysis. You are strongly advised to consult your legal, tax and financial advisors before investing. The securities offered on this Site can only be marketed in jurisdictions where public solicitation of offerings are permitted; it is solely your responsibility to comply with the laws and regulations of your country of residence.

TRANSCRIPT OF qaZING VIDEO ON START ENGINE PROFILE

Please note:

BLUE HIGHLIGHTED TEXT IS EITHER VOICE OVER OR ON CAMERA AUDIO

YELLOW HIGHLIGHTED IS TEXT PLACED ON THE SCREEN

----------- VIDEO BEGINS -------------

We all have skills to offer – passions, hobbies, wisdom.

I'm at college, and there's nothing in the bank, so I'm signing up to be an Uber driver. And I'm thinking about how I could be doing so much more than just driving somebody somewhere. I realized that there is an enormous, world-wide market, for an on-demand app, that connects people that needs help, with people that want to earn some extra money. I decided to roll the dice, and work on an app that empowers everybody, honoring all kinds of skills, an app that offers mutual reviews and accountability.

I'm Jason Garland, a founder and CEO of qaZING, and I'd like to thank you for your interest in our company. Here's a quick video that demonstrate how qaZING works, and why it rocks.

THE FOLLOWING IS A VIDEO INTENDED TO COMMUNICATE QAZING'S BUSINESS MODEL. INVESTOR CAUTION: THIS VIDEO SUGGESTS THAT QAZING HAS A VERY SUBSTANTIAL NUMBER OF CUSTOMERS AND PROVIDERS, BUT THE FACT IS THAT IT DOES NOT HAVE A LARGE NETWORK ESTABLISHED.

Since the dawn of time, man has tried to get things done. He has used tools, made lists, asked favors. But sometimes man, and woman, need someone else to get things done they just can't do….and do it quickly, on demand.

Now, thanks to qaZING, man and woman have the answer.

qaZING is the little app that gets things done. Need someone to stack wood, walk your dog, pick up your laundry, sew your shirts….qaZING locates them locally, allows you to pick the right provider via price, rating, and availability, all on your smart phone or your tablet.

Need to learn 10 Japanese phrases before you take an unexpected business trip to Tokyo tomorrow? qaZING can help. qaZING can find someone to teach you. You locate, schedule, pay and rate your provider all in the qaZING app. Need a cellist for your next cocktail party? qaZING – it. Need to have those two old lamps rewired before your weekend guests arrive? qaZING – it. So easy, so quick, so helpful, always there when you need it.

Also since the dawn of man, people have wanted to make a little extra money now and then – some scratch, some greenback, some benjamins, bread, clams, moolah, sawbucks, shekels, wampum, qaZING can help you there as well. We all have talent, why not get paid for it? Become a qaZING provider. Can you walk dogs, clear snow, drive a car, pick up groceries, wash laundry, play a flute, paint a wall? If you can do…well, anything, then you can qaZING and become part of the qaZING network of independent service providers. It is so easy, it is fun. Do it a little, do it a lot. qaZING is the future, whether you need something done in a hurry, or you need some spare cash in a hurry, qaZING is for you. Need it, qaZING it. For more information, go to qaZING.com.

---------   VIDEO ENDS --------